Mail Stop 3561

February 1, 2008

Via Fax & U.S. Mail

Mr. XiaoLin Liu
Chief Financial Officer
10th Floor, Building A, TongYongGuoJi Center
No.3 Jianguomenwai Road, Chaoyang District, Beijing
China 100101

Re: Greater China Media and Entertainment Corp.
Form 10-KSB for the year ended September 30, 2007
Filed January 15, 2008
File No. 000-51781

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended September 30, 2007

Audited Financial Statements

1. We note that your presentation of the financial statements assumes you are a development stage enterprise. Please note that paragraph 8 of SFAS No. 7 defines a development stage enterprise as one that either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue therefrom. In light of the fact that it appears you have commenced principal operations and you are generating significant revenue from these operations, it appears you should no longer be considered a development-stage enterprise. In this regard, we believe you should revise your financial statements in future filings to remove the development stage company references at the top of each financial statement and the notes to the financial statements. Also, please revise the caption "retained deficit during development stage" on the balance sheet to read "retained deficit," and "accumulated deficit during development stage" on the statement of changes in shareholders' equity to read "accumulated deficit." Cumulative amounts should also be removed for the statements of operations and cash flows.

Consolidated Balance Sheets

2. In light of the significant amount of the accounts receivable balance at September 30, 2007, please tell us, and revise future filings to disclose your accounting policies and methodology used to estimate any allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.

Consolidated Statements of Stockholders' Equity (Deficiency)

3. We note that during fiscal years 2005 and 2006 you recorded donated services as additional paid-in capital on your statements of stockholders' equity (deficiency). Please explain to us the nature of these donated services and how you determined or valued the amount recorded as an expense. Also, tell us whether the party that donated the services was a related party.

Consolidated Statements of Cash Flows

4. We note your presentation of capitalized film and television costs as an investing activity on the statement of cash flows. Please revise future filings to present cash outflows for film costs, participation costs, exploitation costs, and manufacturing costs as operating activities in the statement of cash flows. See paragraph 55 of SOP 00-2.

Note 2. Summary of Significant Accounting Policies

- Revenue Recognition

5. We note your revenue recognition disclosure discusses revenue recognition from film production and distribution; however, you policy does not address the recognition of revenue related to promotional event services.   In light of the fact that your fiscal 2007 revenue is attributable solely to promotion and event services, please tell us and revise future filings to disclose your policy for recognizing revenue from promotion and event services accordingly.

Note 3. Capitalized Film and Television Costs

6. We note your disclosure that in December 2007, Hua Ding reached an agreement with Hua Yi whereby Hua Yi has purchased Hua Ding's interest in the television series "Rich Dad, Poor Dad" for a total of $787,175. Please tell us how you accounted for this sale of your interest within the fiscal 2008 financial statements. If you recognized a gain or loss on the transaction, please explain to us how you calculated that gain or loss.

Note 4. Joint Venture Agreements

7. We note your disclosure that you issued 2,000,000 shares of common stock to the shareholder of Racemind, which the fair value of $121,000 is included in selling, general, and administrative expenses, and Racemind transferred all its signed marketing and promotion commercial contracts to Racemind Hua Ding. Please explain to us why these shares were issued to the Racemind shareholder and tell us why you believe it was appropriate to account for this issuance of common stock as an expense. Also, please tell us how you determined the fair value of the 2,000,000 shares of stock issued.

Note 7. Income Taxes

8. Please revise future filings to include all applicable disclosures required by paragraphs 43-49 of SFAS No. 109.

Mr. XiaoLin Liu
Greater China Media and Entertainment Corp.
February 1, 2008
Page 4

Note 8. Commitments and Contingencies

9. We note your disclosure that rent expense for the year ended September 30, 2007 was $42,447. In future filings, please disclose rent expense for each period for which an income statement is presented. See paragraph 16 of SFAS No. 13.

Note 10. Subsequent Events

10. We note your disclosure that on November 2, 2007 you issued 3,900,000 shares of common stock to three consultants. Please tell us how you accounted for this transaction, including the amount of any expense recognized. Also, please tell us how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief